[redacted]

14049011

mR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Value Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 Inverness Drive West, Suite 100
(No. and Street)

Englewood	Colorado	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher J. Younger — 720-733-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauerle and Company, P.C.
(Name – *if individual, state last, first, middle name*)

7887 E. Belleview Ave., Suite 700	Denver	Colorado	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Younger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapitalValue Advisors, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA L. BOETGER
NOTARY PUBLIC
STATE OF COLORADO

Signature

Managing Director

Title

Notary Public -05-26-16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CAPITAL VALUE ADVISORS, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

CONTENTS

Bauerle
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Capital Value Advisors, LLC
Englewood, Colorado

Report on the Financial Statements

We have audited the accompanying financial statements of Capital Value Advisors, LLC, a Colorado limited liability company, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the Unites States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111
MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

[redacted]

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Value Advisors, LLC, as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Bauerle & Company P.C.

Bauerle and Company, P.C.
Denver, Colorado

February 27, 2014

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS		
Cash		$ 605,232
Accounts Receivable		66,250
Prepaid Expenses		31,225
Total Current Assets		702,707
PROPERTY AND EQUIPMENT - AT COST		
Office Furniture and Equipment	$ 39,004	
Less: Accumulated Depreciation	9,293	
Property and Equipment - Net		29,711
OTHER ASSETS		
Investments in Stock		254,074
TOTAL ASSETS		$ 986,492

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 1,055
401(k) Payable	98,800
Accrued Bonuses	29,056
Total Current Liabilities	128,911
MEMBERS' EQUITY	857,581
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 986,492

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Commissions		$ 1,736,370
Services		255,522
Total Revenues		1,991,892
OPERATING EXPENSES		
Advertising and Promotions	$ 112,467	
Business Development	50,211	
Contract Labor	24,089	
Contributions	18,000	
Depreciation	7,675	
Dues and Subscriptions	31,590	
Employee Benefits	10,169	
401(k) Contributions	98,800	
Insurance	23,532	
Office Supplies	30,623	
Owner Compensation	112,624	
Professional Fees	130,183	
Regulatory Fees	6,042	
Rent	75,793	
Salaries, Bonuses, and Related Taxes	338,727	
Travel	10,526	
Total Operating Expenses		1,081,051
INCOME FROM OPERATIONS		910,841
OTHER INCOME		
Interest Income	444	
Other Income	49,165	
Total Other Income		49,609
NET INCOME		$ 960,450

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

MEMBERS' EQUITY - JANUARY 1, 2013	$	697,131
Member Draws		(800,000)
Net Income		960,450
MEMBERS' EQUITY - DECEMBER 31, 2013	$	857,581

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 960,450
Non-Cash Items Included in Net Income	
Depreciation	7,675
Investments in Stock	(227,918)
(Increase) in Assets:	
Accounts Receivable	(28,540)
Prepaid Expenses	(12,659)
(Decrease) in Liabilities:	
Accounts Payable	(24,017)
401(k) Payable	(14,428)
Accrued Bonuses	(55,359)
Net Cash Provided By Operating Activities	605,204
CASH FLOWS FROM INVESTING ACTIVITIES:	
(Purchase of) Office Furniture and Equipment	(3,449)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Draws	(800,000)
NET (DECREASE) IN CASH	(198,245)
CASH AT BEGINNING OF YEAR	803,477
CASH AT END OF YEAR	$ 605,232

The accompanying notes are an integral part of the financial statements.

1 Company History, Use of Estimates, and Significant Accounting Policies.

Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company, headquartered in Englewood, Colorado, and began operations in January 2010. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in offering private equity investments, debt financing, and other similarly structured investments to corporate investors and/or private equity firms. The Company also acts as an advisor to companies involved in merger and acquisition transactions. The Company is not engaged in any underwriting activities.

The Company is exempt from Rule 15c3-3 under subsection (k) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. The Company recognizes commission revenue on a settlement date basis. Service revenues from advisory and consulting engagements are recognized when the services are billed.

Cash and Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2013, the Company had no cash equivalents. In addition, periodically throughout the year, the Company has maintained balances in various bank accounts in excess of Federally insured limits. The Company continually monitors its positions with, and the credit quality of the financial institutions with which it invests.

Fair Value of Financial Instruments. The Company's financial instruments include cash, accounts receivable, accounts payable, and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts based on current market indicators such as prevailing interest rates and their nearness to maturity.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Accounts Receivable. Accounts receivable are recorded when invoices are issued. Receivables are written-off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary at December 31, 2013.

Investments and Fair Value Measurements. Investments in equity securities of companies without readily determinable fair values and representing an ownership interest of less than 20%, or where the Company does not exercise significant influence over the operating and financing affairs, are accounted for at the lower of cost or fair value. Management evaluates its investments in such securities at least annually, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (a) the length of time and the extent to which the fair value has been less than cost, (b) the financial condition and near term prospects of the issuer, and (c) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The Fair Value Measurements and Disclosures section of the Financial Accounting Standards Board Accounting Standards Codification provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company determines the fair value of its cost method investments using Level 3 measurements. See Note 7.

Advertising Expenses. Advertising costs are expensed in the period incurred. Advertising expenses were $112,467, for the year ended December 31, 2013.

Depreciation. Depreciation of property and equipment is recorded on the straight-line method for financial statement purposes over the estimated useful lives of the assets, which varies from three to seven years.

Income Taxes. The Company is a Limited Liability Company and has elected to be treated as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the individual members and any resulting tax liability is their responsibility, and therefore no provision for income taxes has been recorded in the accompanying financial statements.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Income Taxes. (Continued)

In accordance with Generally Accepted Accounting Principles, a private entity is required to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit and to record a liability for any such taxes including penalty and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a liability mentioned above or further disclosure. The years still open for income tax examinations are December 31, 2010 through 2013 for Federal purposes, and December 31, 2009 through 2013 for State of Colorado purposes.

Subsequent Events. In preparing its financial statements, the Company has evaluated subsequent events through February 27, 2014, which is the date the financial statements were available to be issued. Management of the Company has not identified any subsequent events that require reporting or disclosure.

2 Property and Equipment.

A summary of the investment in property and equipment as of December 31, 2013, net of accumulated depreciation, is as follows:

Office Furniture and Equipment	$ 29,711

Depreciation charged to operations for the year ended December 31, 2013, was $7,675.

3 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of no less than $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital of $476,321, which was $471,321 in excess of its required minimum. The Company's ratio of aggregate indebtedness to net capital did not exceed the requirement.

4 Related Party Transactions.

During the year ended December 31, 2013, the Company incurred professional fees of $55,000, to an entity affiliated through common ownership.

The Company also paid Owner Compensation to the members in the amount of $112,624, during the year ended December 31, 2013.

5 Minimum Future Lease Payments.

The Company has entered into a long-term lease agreement for office space. The office lease expires in January 2015. For the year ended December 31, 2013, the payments under this lease agreement were $67,392.

The following are future minimum lease payments for the years ending December 31:

2014	$ 68,846
2015	5,818
	$ 74,664

6 Retirement Plan.

The Company has adopted a 401(k) profit sharing plan that covers all employees over the age of 21 who have completed one year of service. The Board of Directors, at its discretion, may authorize contributions to the 401(k) plan. The Company's contributions for the year ended December 31, 2013, were $98,800 and are included in 401(k) Contributions at December 31, 2013.

7 Investments in Stock.

In 2012, the Company received 84,375 shares of stock in a privately held entity in exchange for commissions earned. At the date of the transaction, the stock was valued at $26,156, and is being carried using the cost method as of December, 31, 2013.

During 2013, the Company received 152 shares of stock in a privately held entity in exchange for commissions earned. At the date of the transaction, the stock was valued at $152,400, and is being carried using the cost method as of December, 31, 2013.

During 2013, the Company received 54 shares of stock in a privately held entity in exchange for commissions earned. At the date of the transaction, the stock was valued at $75,518, and is being carried using the cost method as of December, 31, 2013.

Management has not identified any events or changes in circumstances that might have a significant adverse effect on the fair value of these investments.

8 Contingencies.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the industry, including FINRA, the SEC, and the various securities commissions of the States and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to negate or correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

In June 2011, the Company filed a formal suit against Colorado Premium Foods and two of its officers for breach of contract and intentional interference with contract. The suit was subsequently amended to add Triton Capital Partners, Ltd. as a defendant. The total amount of the claim filed is in excess of $2,500,000. Colorado Premium Foods has filed a counterclaim against the Company for breach of contract and violation of various securities and real estate laws. In May 2012, the trial court granted a summary judgment dismissing the Company's claims and ordering the Company to return their engagement fee of $29,500 to the defendant. The Company appealed the summary judgment and in August 2013 the Colorado Court of Appeals ruled in the Company's favor. In December 2013, Colorado Premium Foods formally requested that the Colorado Supreme Court consider the appeal and issue a ruling. The Colorado Supreme Court has not yet decided if they will review the ruling.

As of December 31, 2013, no amounts have been included in the financial statements for the Company's claim. Company management intends to vigorously pursue the claim.

SUPPLEMENTARY INFORMATION

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2013

Total Ownership Equity		$ 857,581
Deductions and/or Charges		
Non-Allowable Assets:		
Accounts Receivable	$ (66,250)	
Prepaid Expenses	(31,225)	
Office Furniture and Equipment	(29,711)	
Investments in Stock	(254,074)	
Total Non-Allowable Assets		(381,260)
NET CAPITAL		$ 476,321

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2013

Total Members' Equity	$ 857,581	
Additions (Deductions)	(381,260)	
Net Capital	$ 476,321	
Total Aggregate Indebtedness	$ 128,911	
Aggregate Indebtedness to Net Capital	27.1	%

Bauerle
AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17a-5(g)(1)

To the Members
Capital Value Advisors, LLC

In planning and performing our audit of the financial statements of Capital Value Advisors, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures, referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bauerle & Company P.C.

Bauerle and Company, P.C.
Denver, Colorado

February 27, 2014

CAPITAL VALUE ADVISORS, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2013

Bauerle
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Capital Value Advisors, LLC
Englewood, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Capital Value Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Capital Value Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Value Advisors, LLC's management is responsible for the Capital Value Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauerle and Company P.C.

Bauerle and Company, P.C.

February 27, 2014

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

CAPITAL VALUE ADVISORS, LLC

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

GENERAL ASSESSMENT		$ 4,341
LESS PAYMENTS MADE:		
Date Paid:	Amount	
None	$ -	
Total Payments Made		-
Total General Assessment Balance or (Overpayment)		$ 4,341
Payment Made with Form SIPC-7		$ 4,341

See accountants' report.

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF SIPC GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2013

TOTAL REVENUE		$ 2,041,501
ADDITIONS:		
None		
DEDUCTIONS:		
Interest Income	$ 444	
Fees Earned - Not Securities Related	304,687	
Total Deductions		305,131
SIPC NET OPERATING REVENUES		$ 1,736,370
GENERAL ASSESSMENT @ .0025 (minimum $150)		$ 4,341

See accountants' report.